Amendment to

Investment Sub-Advisory Agreement Between

Jackson National Asset Management, LLC

And Templeton Investment Counsel, LLC

This Amendmentis made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser ("Adviser"), and Templeton Investment Counsel, LLC, a Delaware limited liability company and registered investment adviser ("Sub-Adviser").

Whereas, the Adviser and the Sub-Adviser entered into an Investment Sub-Advisory Agreement effective as of the 16th day of September, 2013, as amended (the "Agreement"), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios ("Funds") of JNL Series Trust ("Trust"), as listed on Schedule A to the Agreement.

Whereas, pursuant to the Agreement, the Adviser agreed to pay the Sub-Adviser for the services provided and the expenses assumed by the Sub-Adviser a sub-advisory fee as set forth on Schedule B to the Agreement, and the Sub-Adviser agreed to accept such sub-advisory fee as full compensation under the Agreement for such services and expenses.

Whereas, the Adviser and the Sub-Adviser agree to amend the sub-advisory fees as set forth on Schedule B to the Agreement to reflect fee reductions for the JNL/Franklin Templeton International Small Cap Growth Fund, effective September 19, 2016.

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement as follows:

1.	Schedule B to the Agreement is hereby deleted and replaced in its entirety with Schedule B dated September 19, 2016, attached hereto.

2.	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

3.
Each of the Parties represents and warrants to the others that it has full authority to enter into this Amendment upon the terms and conditions hereof and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed, effective as of September 19, 2016.

Jackson National Asset Management, LLC		Templeton Investment Counsel, LLC

By:	/s/ Mark D. Nerud	By:	/s/ Cindy L. Sweeting, CFA
Name:	Mark D. Nerud	Name:	Cindy L. Sweeting
Title:	President and CEO	Title:	President, Director of Portfolio
Management Templeton Global
Equity Group

Schedule B
September 19, 2016
 (Compensation)

JNL/Franklin Templeton International Small Cap Growth Fund
Average Daily Net Assets	Annual Rate
$0 to $500 million	0.60%
$501 million to $1 billion	0.55%
Amounts over $1 billion	0.50%

Pursuant to this Sub-Advisory Agreement and to another Investment Sub-Advisory Agreement with Jackson National Asset Management, LLC, (together, the "Agreements") both Franklin Templeton Institutional, LLC and Templeton Investment Counsel, LLC (each, a "Sub-Adviser," and together, the "Sub-Advisers") perform investment advisory services for the JNL/Franklin Templeton International Small Cap Growth Fund (the "Fund"), a series of the JNL Series Trust.  The fee rates shown in the table above this paragraph are the total fee rates payable, with respect to average daily net assets of the entire Fund, to both the Sub-Advisers together for their services to the Fund pursuant to both of the Agreements—the fee rates are not due to each Sub-Adviser separately.

B-1